                                                                       EXHIBIT 1

         JACADA REPORTS RECORD REVENUE FOR THE FIRST QUARTER 2001

         REVENUE UP 62%

ATLANTA, MAY 1, 2001 - Jacada Ltd. (Nasdaq: JCDA), a leading provider of e-business infrastructure software, today reported results for the 2001 first quarter. This was the thirteenth consecutive quarter of record revenue growth.

         Revenue for the first quarter was up 62% to $7.8 million, compared to $4.8 million in the same period last year. Software license revenue for the first quarter increased 30% to $4.0 million, compared with $3.1 million in the first quarter of 2000, and service and maintenance revenue increased 118% to $3.8 million, compared to $1.7 million in the same period last year. Gross profit for the quarter increased by 67% to $6.0 million, compared to $3.6 million in first quarter 2000. Excluding a charge related to an arbitration decision, net income for the quarter was $163,000, or $0.01 per share, compared to net income of $245,000, or $0.01 per share, in the first quarter of 2000. Including the arbitration charge of $417,000, the Company reported a net loss of $254,000, or $(0.01) per share, for the first quarter of 2001.

         "In the first quarter, we were pleased to post another record revenue quarter," said Mike Potts, President of Jacada Ltd. "This track record of successful results is a testimony to our technology and six years of operating a proven business model. Despite the slowing economy and the impact on the technology sector, Jacada continues to deliver consistent growth and continues to build momentum. Jacada is fortunate to be servicing a large and expanding market that we believe will grow even in a recessionary environment."

         Potts also indicated that the Company's balance sheet has strengthened from the fourth quarter as total cash, cash equivalents, deposits and marketable securities have grown by $1.2 million to $53.6 million, Days Sales Outstanding decreased to 67 days from 80 days, and deferred revenues have increased to $1.9 million from $1.0 million.

         Citing significant business with both new and existing customers, Potts attributed the successful quarter to the strength of Jacada's direct sales channel. Jacada closed business in the first quarter with companies in North America that included Aliant Telecom, Arch Communications, Bank of America, Farm Family, Liberty Mutual Insurance, and Lehman Brothers, as well as with European companies such as Renfe (the Spanish Railroad authority), Hong Kong Shanghai Bank Corporation (HSBC), and Woolwich, a division of Royal and Sun Alliance.

         Potts stated, "Based on the current market outlook, Jacada expects the growth in revenues to continue throughout the current year, with a continued improvement in bottom-line performance. We remain optimistic about our market opportunity. As we negotiate this economic storm, we will continue to focus on executing our business plan in a very efficient manner and delivering top-line growth and operational profitability in the second half of 2001."

         As previously disclosed, in August 1999 a former distributor filed an arbitration demand against a subsidiary of Jacada Ltd. This demand alleged, among other things, that the subsidiary breached its agreement with the distributor by directly selling products to a customer, which the distributor had an exclusive right to sell to, and that the distributor was entitled to damages of $3.5 million. The arbitration proceeding was held in November 2000 and a decision by the arbitrators was entered on April 3, 2001. The arbitrators awarded the distributor a net amount of $542,000 and 50% of amounts collected from the customer in the future. Jacada had previously established a reserve for a potential liability of $125,000, representing the maximum amount contained in the limitation of liability clause of the agreement. As a result, Jacada has recorded a charge in the first quarter of 2001 of $417,000, increasing the reserve to the full amount of the award to date.

         Jacada intends to vigorously appeal the decision of the arbitrators on the grounds that the decision did not enforce the limitation of liability provision of the agreement. While the appeal is pending, Jacada will record as selling expense an amount equal to 50% of amounts collected from the customer in the future.

         ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. Jacada's offerings include Jacada(R) Innovator, Jacada(R) for Java, Jacada(R) for HTML, Jacada(R) Connects, and Jacada(R) for Palm. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and U.S. Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada Contact's:

Ann Conrad
Manager, Corporate Communications
Jacada Ltd.
(770) 352-1300 ext. 382
aconrad@jacada.com
or
Investor Relations:
Philip Bourdillon
Silverman Heller Associates
(310) 208-2550
bourdillon@sha-ir.com

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS

                                                                               MARCH 31,       DECEMBER 31,
                                                                                 2001              2000
                                                                               ---------       ------------
                                                                               UNAUDITED
                                                                               ---------
  ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                       $17,673          $ 9,360
Short-term bank deposits                                                             --            5,309
Marketable securities                                                            34,032           32,154
Trade receivables (net of allowance for doubtful accounts of $204
  as of March 31, 2001 and December 31, 2000)                                     5,137            6,403
Other current assets                                                                804              485
                                                                                -------          -------

Total current assets                                                             57,646           53,711
                                                                                -------          -------

LONG-TERM OTHER ASSETS                                                              315              369
                                                                                -------          -------

LONG-TERM INVESTMENTS:
Marketable securities                                                             1,919            5,644
Severance pay fund                                                                  554              548
                                                                                -------          -------

Total long-term investments                                                       2,473            6,192
                                                                                -------          -------

PROPERTY AND EQUIPMENT, NET                                                       3,346            3,151
                                                                                -------          -------

OTHER ASSETS (net of accumulated amortization of $218 as of
  March 31, 2001 and $126 as of December 31, 2000)                                1,282            1,374
                                                                                -------          -------

                                                                                $65,062          $64,797
                                                                                =======          =======

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                            MARCH 31,        DECEMBER 31,
                                                                              2001               2000
                                                                            ---------        ------------
                                                                            UNAUDITED
                                                                            ---------
  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                                         $      7           $     12
  Trade payables                                                               1,828              2,105
  Deferred revenues                                                            1,917              1,046
  Accrued expenses and other liabilities                                       3,763              3,808
                                                                            --------           --------

Total current liabilities                                                      7,515              6,971
                                                                            --------           --------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                        1,101              1,036
  Other long-term payable                                                         --                144
                                                                            --------           --------

Total long-term liabilities                                                    1,101              1,180
                                                                            --------           --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
  Authorized: 30,000,000 shares as of March 31, 2001 and as of
  December 31, 2000; Issued and outstanding: 18,455,584 shares as of March 31, 2001 and 18,428,531 shares as of December
  31, 2000                                                                        54                 54
Additional paid-in capital                                                    67,883             67,843
Deferred stock compensation                                                     (147)              (161)
Accumulated deficit                                                          (11,344)           (11,090)
                                                                            --------           --------

Total shareholders' equity                                                    56,446             56,646
                                                                            --------           --------

                                                                            $ 65,062           $ 64,797
                                                                            ========           ========

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31,                        YEAR ENDED
                                                                   -----------------------------------           DECEMBER 31,
                                                                       2001                   2000                   2000
                                                                   ------------           ------------           ------------
                                                                                UNAUDITED
                                                                   -----------------------------------
Revenues:

  Software licenses                                                $      4,041           $      3,102           $     15,506
  Services and maintenance                                                3,765                  1,724                  9,610
                                                                   ------------           ------------           ------------

Total revenues                                                            7,806                  4,826                 25,116
                                                                   ------------           ------------           ------------

Cost of revenues:

  Software licenses                                                         144                    232                    725
  Services and maintenance                                                1,659                  1,003                  5,210
                                                                   ------------           ------------           ------------

Total cost of revenues                                                    1,803                  1,235                  5,935
                                                                   ------------           ------------           ------------

Gross profit                                                              6,003                  3,591                 19,181
                                                                   ------------           ------------           ------------

Operating expenses:
  Research and development                                                1,427                  1,072                  4,979
  Sales and marketing                                                     3,963                  2,323                 12,873
  General and administrative                                              1,171                    684                  3,624
  Arbitration charge                                                        417
                                                                   ------------           ------------           ------------

Total operating expenses                                                  6,978                  4,079                 21,476
                                                                   ------------           ------------           ------------

Operating loss                                                             (975)                  (488)                (2,295)
Financial income, net                                                       724                    733                  3,083
Other expenses, net                                                          (3)                    --                     (1)
                                                                   ------------           ------------           ------------

Income (loss) before taxes on income                                       (254)                   245                    787
Taxes on income                                                              --                     --                     10
                                                                   ------------           ------------           ------------

Net income (loss)                                                  $       (254)          $        245           $        777
                                                                   ============           ============           ============

Basic net earnings (loss) per share                                $      (0.01)          $       0.01           $       0.04
                                                                   ============           ============           ============

Weighted  average  number of shares used in computing
  basic net earnings (loss) per share                                18,435,369             17,806,888             18,141,223
                                                                   ============           ============           ============

Diluted net earnings (loss) per share                            $      (0.01)         $      0.01          $      0.04
                                                                 ============          ===========          ===========

Weighted average number of shares used in computing
  diluted net earnings (loss) per share                            18,435,369           19,639,122           19,503,971
                                                                 ============          ===========          ===========